FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press Release, dated November 10, 2004, entitled, “Telecom Argentina S.A. Announces Consolidated Nine-Month Period (“9M04”) and Third Quarter (“3Q04”) Results for Fiscal Year 2004”.

FOR IMMEDIATE RELEASE

Market Cap: P$5,9 billion

(November 10, 2004)

Contacts:
Pedro Insussarry	Marlene Wechselblatt
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED NINE-MONTH PERIOD (“9M04”)

AND THIRD QUARTER (“3Q04”) RESULTS

FOR FISCAL YEAR 2004 *

MAJOR EVENTS AND DEVELOPMENTS

•	During 9M04 the following results were recorded:

➢	Net Revenues amounted to P$3,211MM (+ P$500 MM or +18% vs. 9M03) mainly due to the expansion of the mobile business.

➢	Operating Profit amounted to P$208 MM (+P$184 MM vs. 9M03).

➢	Net loss of P$491 MM (P$ -1,270 MM vs 9M03) as a consequence of negative financial and holding results mainly due to higher interest and currency exchange losses.

•	Shareholders Equity amounted to P$677 MM (-P$919 MM or -58% vs. 9M03).

•	Net Financial Debt as of September 30, 2004 reached P$7,127 MM (-P$427 MM or -6%vs. 9M03).

➢	The Ratio Net Financial Debt / Operating Profit before Depreciation and Amortization decreased to 4.8x (from 5.2x as of September 30, 2003).

•	The operations of the Company are still being influenced by the pesification and freeze of regulated tariffs. Additionally, the results of the Company continue to be highly impacted by the fluctuation of the exchange rate of the Peso vs the Dollar and the Euro.

	As of September 30
	2004	2003	Δ $	Δ %
Consolidated net revenues (in MM P$)	3.211	2.711	500	18%
Fixed Telephony	1.998	1.890	108	6%
Cellular	1.205	817	388	47%
Directories edition	8	4	4	100%
Operating Profit before D&A (in MM P$)	1.482	1.447	35	2%
Operating Profit (in MM P$)	208	24	184	767%
Net income/(Loss) (in MM P$)	(491)	779	(1.270)	-163%
Shareholder’s equity (in MM P$)	677	1.596	(919)	-58%
Net financial debt (in MM P$)	7.127	7.554	(427)	-6%
CAPEX (in MM P$)	250	54	196	363%
Lines in service (Fixed lines -In thousands)	3.750	3.623	127	4%
Cellular customers (in thousands)	3.833	2.944	889	30%
Telecom Personal	3.375	2.425	950	39%
Núcleo (Paraguay)	458	519	(61)	-12%
ADSL Total lines (in thousands)	111	62	49	79%
Arnet subscribers (in thousands)	226	194	32	16%
Dial-up	156	154	2	1%
ADSL	70	40	30	75%
Fixed traffic (in MM minutes)	12.250	11.801	449	4%
Incoming/Outgoing cellular traffic (in MM minutes)	2.573	1.809	764	42%
Average Revenue per user (ARPU ) Fixed Telephony (in P$)	39	40	(1)	-3%
Average Revenue per user (ARPU ) Cellular Telephony (in P$)	35	30	4	14%

*	Non-financial data unaudited.

1	www.telecom.com.ar

Buenos Aires, November 10, 2004 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net loss of P$491 million for the nine-month period ended September 30, 2004 (“9M04”). Comparatively, consolidated net income for the nine-month period ended September 30, 2003 (“9M03”) was P$779 million. Consolidated net loss for third quarter of fiscal year 2004 (“3Q04”) was P$261 million. Comparatively, consolidated net income for 3Q03 was P$509 million.

Earnings/loss per share and ADR for 9M04 amounted to P$(0.50) and P$(2.49), respectively. Earnings per share/loss and ADR for 9M03, were P$0.79 and P$3.96, respectively. Earnings/loss per share and ADR for 3Q04 amounted to P$(0.27) and P$(1.33), respectively. In comparison, earnings/loss per share and ADR for 3Q03, were P$(0.52) and P$(2.59), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 9M04 represented, 46%, 6% and (15%) of net sales, respectively; compared with 53%, 1% and 29%, respectively, for 9M03. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 3Q04 represented, 44%, 7% and (23%) of net sales, respectively; compared with 52%, 3% and (53%), respectively, for 3Q03.

Company Activities

Evolution of Consolidated Net Revenues

(9M04 vs. 9M03 comparison)

Consolidated net revenues for 9M04 totaled P$3,211 million, an increase of P$500 million, or 18%, compared with P$2,711 million for 9M03. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina and in the Internet.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$19 million, or 5%, to P$377 million during 9M04. Domestic long distance revenues increased by P$7 million, or 2%, reaching P$322 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 4%.

Monthly charges increased by P$23 million, or 5%, to P$471 million for 9M04, mainly due to the increase in customer lines. Customer lines as of September 30, 2004 increased to approximately

2	www.telecom.com.ar

3,453,000, due to the recovery in demand, compared to approximately 3,328,000 as of September 30, 2003. However, the current level of lines in service is still 4% lower than before the economic crisis (December 2001). Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Revenues generated by interconnection services increased by P$31 million, or 26%, to P$150 million, mainly due to the increase of traffic transported by the fixed and cellular networks.

Regarding the international telephony activities during 9M04, revenues reached P$158 million increasing by P$2 million or 1%, mainly due to higher traffic.

Internet and Data Transmission

Revenues generated by the data transmission business totaled P$251 million, representing an increase of P$4 million, or 2%, mainly due to higher Internet traffic and to the increase in monthly fees charged to other operators of wholesale services for ADSL and dial-up connections, partially off-set by lower prices for data transmission services. As of September 30, 2004 total lines in service with ADSL connections amounted to 111,000, an increase of 49,000, or 79%, compared to approximately 62,000 as of September 30, 2003. Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by P$13 million, or 30%, to P$57 million, mainly due to a higher number of subscribers in ADSL high-speed accesses. As of September 30, 2004, the number of Arnet’s ADSL subscribers reached approximately 70,000, while Internet dial-up customers reached approximately 156,000, increasing by 75% and 1%, respectively.

Cellular Telephony

The revenues generated by the cellular business during 9M04 increased by P$388 million, or 47%, to P$1,205 million.

Revenues of Telecom Personal in Argentina increased by P$378 million, or 54%, to P$1,084 million, mainly due to the higher number of subscribers, to the increase in outgoing and incoming traffic, and to the increase in sales of

3	www.telecom.com.ar

handsets as a consequence of the increase in the demand for cellular services and the development of the GSM network.

Furthermore, the average revenue per user increased by 14% (to P$35 per customer, including revenues for TLRD or termination of calls coming from other cellular operators). Likewise, total cellular traffic increased by 42%.

Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,375,000 at September 30, 2004, representing an increase of approximately 950,000 customers, or 39%.

Since the beginning of this fiscal year, the level of competition in the cellular market has increased significantly after the launch of GSM services. Accordingly, Telecom Personal continued to increase the coverage and capacity of its GSM network and has continued its marketing campaigns and promotions aimed to reposition its brand and strengthen its market leadership.

The customer base as of September 30, 2004 amounted to approximately 2,568,000 prepaid subscribers, representing 76% of the total customer base, and approximately 807,000 postpaid subscribers, representing the remaining 24%. These percentages were 82% and 18% respectively as of September 30, 2003.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$121 million in revenues during 9M04, which are consolidated into the mobile telephony business together with the revenues of Telecom Personal. Nucleo’s 9M04 revenues represented an increase of P$10 million, or 9%.

As of September 30, 2004, Núcleo had approximately 458,000 customers, a decrease of approximately 12% due to the loss of dormant prepaid customers whose elimination from Nucleo’s customer base was ordered by the Paraguayan regulatory authority.

Directories

In the telephone directories’ publishing business, revenues from the affiliated company Publicom increased by P$4 million to P$8 million during 9M04 due to higher sales of advertising space in Paginas Amarillas’ directories and the launch of several new special directories.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for 9M04 increased by P$316 million, or 12%, to P$3,003 million, mainly due to the increase in commissions for handset sales, cost of handsets, TLRD costs, in labor, materials and supplies, and advertising

4	www.telecom.com.ar

expenses. The evolution of costs is mainly related to the increase in sales and increasing competition in the mobile telephony business.

Salaries and social security contributions increased by P$71 million, or 20%, to P$434 million primarily due to the increase in headcount in Telecom Argentina as a consequence of the addition since October 1, 2003 of employees previously employed by third parties and whose costs were previously accounted for under Services Fees. Additionally, labor cost rose as a consequence of the increase in salaries granted during the second semester of last year. As of September 30, 2004, the headcount totaled 14,263, compared to 12,882 as of September 30, 2003.

The allowance for doubtful accounts decreased by P$18 million, or 95%, to P$1 million. This positive evolution was related to the improvement in the levels of collection and the recovery of past due accounts mainly in the fixed telephony business.

Sales commissions increased by P$54 million, or 79%, to P$122 million for 9M04, as a consequence of higher commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by P$48 million, or 300%, to P$64 million for 9M04. This increase was mainly due to higher media advertising expenses for the Internet and cellular businesses.

In the cellular telephony business, TLRD costs, which have been accounted since mid-2003, reached P$90 million. Additionally, in 9M04 the cost of cellular handsets increased by P$145 million reaching P$150, million mainly due to the increase in handsets sales as a consequence of the cellular business growth after the launch of GSM service.

Depreciation of fixed and intangible assets decreased by P$149 million, or 10%, to P$1,274 million during 9M04 as a consequence of the end of the amortization period of certain assets.

Financial and Holding Results

The loss resulting from financial and holding results reached P$622 million for 9M04 as compared to a gain of P$529 million in 9M03. The difference can be largely attributed to a decrease of P$935 million relating to net currency exchange differences. The gap was a consequence of the effect that the appreciation of the Argentine Peso against the Dollar and the EURO had on the financial debt of the Company during the 9M03 that was reversed in 9M04. Moreover, the depreciation of the Argentine Peso against the Dollar and the EURO during 9M04 prompted additional currency exchange losses.

Other Expenses

Other expenses (net) decreased by P$69 million, or 50%, to P$69 million for the 9M04 mainly as a result of lower severance payments and lower provisions for lawsuits.

Cash flow and Net Financial Debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$427 million, or 6%, to P$7,127 million for 9M04 compared with 9M03 (P$7,554 million), as a consequence of the cash flow generation of the company partially offset by accrued interest and exchange rate differences.

Investments

Of the total amount of P$250 million invested during 9M04, P$73 million, or 29%, corresponds to fixed-line telephony, data transmission and Internet, and P$177 million or 71% to the cellular business as Telecom Personal continues with the deployment of its GSM network.

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Note: Materials and supplies not included

Other Matters

Debt Restructuring

On August 23, 2004 Telecom Argentina announced that it had achieved 94.47% participation in its Acuerdo Preventivo Extrajudicial, (“APE”) solicitation process launched on June 22, 2004.

The APE was filed with the courts in Argentina on October 21st, 2004.

Telecom Argentina cannot predict the timing of the court approval for its APE but expects to complete its APE process and issue the new notes and pay the cash consideration contemplated in the APE in the first half of 2005.

Additionally, Telecom Personal announced on October 6, 2004 that it had achieved 100% participation in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process. Given this strong participation and support from its creditor base, Telecom Personal is pursuing an out-of-court restructuring without seeking court approval of the APE. Telecom Personal expects to end its restructuring before the end of this fiscal year.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On September 30, 2004, Telecom had 984,380,978 shares outstanding.

6	www.telecom.com.ar

For more information, please contact Financial

Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Gastón Urbina

54-11-4968-3627

gurbina@ta.telecom.com.ar

Mensajes: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

epymes.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the outcome of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the outcome of the court proceedings relating to the debt restructuring, the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers

7	www.telecom.com.ar

are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Alberto Messano

Director

*******

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2004 .

(In millions of Argentine pesos, except statistical data )

1- Consolidated Balance Sheet

	Sep-30 2004	Dec-31 2003	Δ $	Δ %
Cash, equivalents and investments	3.624	2.467	1.157	47%
Trade receivables	599	581	18	3%
Other current assets	193	136	57	42%

TOTAL CURRENT ASSETS	4.416	3.184	1.232	39%

Fixed & Intangible assets	7.841	8.846	(1.005)	-11%
Other non-current assets	259	240	19	8%

TOTAL NON - CURRENT ASSETS	8.100	9.086	(986)	-11%

TOTAL ASSETS	12.516	12.270	246	2%

Accounts payable	507	451	56	12%
Loans	10.726	9.996	730	7%
Reserves	25	15	10	67%
Other current liabilities	207	222	(15)	-7%

TOTAL CURRENT LIABILITIES	11.465	10.684	781	7%

Loans	25	86	(61)	-71%
Reserves	226	210	16	8%
Other non-current liabilities	70	69	1	1%

TOTAL NON - CURRENT LIABILITIES	321	365	(44)	-12%

TOTAL LIABILITIES	11.786	11.049	737	7%

Minority Interest	30	32	(2)	-6%
Temporary differences from transaltion	23	21	2	10%
Shareholders’ equity	677	1.168	(491)	-42%

TOTAL LIABILITIES AND EQUITY	12.516	12.270	246	2%

2- Consolidated Loans

	Sep-30 2004	Dec-31 2003	Δ $	Δ %
Corporate Bonds	4.943	4.912	31	1%
Banks	1.737	1.638	99	6%
On purchase of fixed assets and inventories	2.642	2.595	47	2%
Accrued interest	1.194	747	447	60%
Penalties or default interest	210	104	106	102%

TOTAL CURRENT LOANS	10.726	9.996	730	7%

Banks	25	86	(61)	-71%

TOTAL NON - CURRENT LOANS	25	86	(61)	-71%

TOTAL LOANS	10.751	10.082	669	7%

9

3- Consolidated Income Statement

     Nine - Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Net revenues	3.211	2.711	500	18%
Cost of services provided	(2.153)	(1.929)	(224)	12%

GROSS PROFIT	1.058	782	276	35%

Administrative expenses	(184)	(182)	(2)	1%
Selling expenses	(666)	(576)	(90)	16%

OPERATING (LOSS)/PROFIT	208	24	184	767%

Net financial & holding results	(622)	529	(1.151)	-218%
Debt Restructuring Results	—	375	(375)	-100%
Other incomes & expenses	(69)	(138)	69	-50%

RESULTS FROM ORDINARY OPERATIONS	(484)	792	(1.276)	-161%

Taxes on income	(9)	—	(9)	—
Minority interest	2	(13)	15	-115%

NET (LOSS)/INCOME	(491)	779	(1.270)	-163%

Operating (Loss)/Profit before D&A	1.482	1.447	35	2%

As a % of Net Revenues	46%	53%

Consolidated Income Statement
Three - Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Net revenues	1.141	961	180	19%
Cost of services provided	(770)	(685)	(85)	12%

GROSS PROFIT	371	276	95	35%

Administrative expenses	(59)	(45)	(14)	31%
Selling expenses	(236)	(200)	(36)	18%

OPERATING (LOSS)/PROFIT	76	31	45	147%

Net financial & holding results	(324)	(490)	166	-34%
Debt Restructuring Results	—	1	(1)	-100%
Other incomes & expenses	(14)	(52)	38	-73%

RESULTS FROM ORDINARY OPERATIONS	(263)	(508)	245	-48%

Taxes on income	(1)	—	(1)	—
Minority interest	3	(1)	4	-400%

NET (LOSS)/INCOME	(261)	(509)	248	-49%

Operating (Loss)/Profit before D&A	499	504	(5)	-1%

As a % of Net Revenues	44%	52%

10

4- Consolidated Statement of Cash Flow

     Nine - Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Net income	(491)	779	(1.270)	-163%
Depreciation and Amortization	1.274	1.423	(149)	-10%
Increase in provisions	59	21	38	181%
(Increase)/decrease in assets	(163)	(297)	134	45%
(Decrease)/increase in liabilities	19	233	(214)	-92%
Others, net	774	(781)	1.555	199%

Total Funds generated by Operating Activities	1.472	1.378	94	7%

Total Funds applied to Investing Activities	(112)	(285)	173	61%

Increase in financial debt, net	(6)	(8)	2	25%
Debt Restructuring Results		(421)	421	-100%
Interests and financial expenses	(12)	(332)	320	96%

Total Funds applied to Financing Activities	(18)	(761)	743	98%

Increase/(decrease) of Funds	1.342	332	1.010	304%

Consolidated Statement of Cash Flow
Three - Month Comparison
	Sep-30
	2004	2003	Δ $	Δ %
Net income	(261)	(509)	248	49%
Depreciation and Amortization	423	473	(50)	-11%
Increase in provisions	(3)	5	(8)	-160%
(Increase)/decrease in assets	(69)	(67)	(2)	-3%
(Decrease)/increase in liabilities	25	75	(50)	-67%
Others, net	418	617	(199)	-32%

Total Funds generated by Operating Activities	533	594	(61)	-10%

Total Funds applied to Investing Activities	(51)	(258)	207	80%

Increase in financial debt, net	(4)	(3)	(1)	-25%
Debt Restructuring Results	—	—	(2)	-29%
Interests and financial expenses	(5)	(4)	(1)	-33%

Total Funds applied to Financing Activities	(9)	(7)	(2)	-29%

Increase/(decrease) of Funds	473	329	144	44%

11

5- Consolidated Revenues Breakdown

     Nine - Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Fixed Telephony	1.532	1.443	89	6%

Measured service
Local	377	358	19	5%
DLD	322	315	7	2%
Monthly charges	471	448	23	5%
Public telephones	128	126	2	2%
Interconnection	150	119	31	26%
Others	84	77	7	9%

International Telephony	158	156	2	1%

Data transmission	251	247	4	2%

Data transmission Services	116	145	(29)	-20%
Monthly charges & Internet Traffic	119	95	24	25%
Others	16	7	9	129%

Internet	57	44	13	30%

Cellular Telephony	1.205	817	388	47%

Telecom Personal	1.084	706	378	54%

Monthly fee and measured service	230	185	45	24%
Pre-paid card	248	177	71	40%
Calling Party Pays	270	227	43	19%
TLRD *	98	34	64	188%
Others	238	83	155	187%

Núcleo	121	111	10	9%

Monthly fee and measured service	26	26	—	0%
Pre-paid card	43	26	17	65%
Calling Party Pays	31	37	(6)	-16%
TLRD *	12	11	1	9%
Others	9	11	(2)	-18%

Telephone Directories (Publicom)	8	4	4	100%

TOTAL NET REVENUES	3.211	2.711	500	18%

Consolidated Revenues Breakdown
Three - Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Fixed Telephony	524	503	21	4%

Measured service
Local	131	128	3	2%
DLD	110	111	(1)	-1%
Monthly charges	160	151	9	6%
Public telephones	44	42	2	5%
Interconnection	52	49	3	6%
Others	27	22	5	23%

International Telephony	53	54	(1)	-2%

Data transmission	89	81	8	10%

Data transmission Services	39	45	(6)	-13%
Monthly charges & Internet Traffic	46	33	13	39%
Others	4	3	1	33%

Internet	21	16	5	31%

Cellular Telephony	452	305	147	48%

Telecom Personal	414	264	150	57%

Monthly fee and measured service	88	68	20	29%
Pre-paid card	92	63	29	46%
Calling Party Pays	96	85	11	13%
TLRD *	40	18	22	122%
Others	98	30	68	227%

Núcleo	38	41	(3)	-7%

Monthly fee and measured service	9	9	—	0%
Pre-paid card	15	11	4	36%
Calling Party Pays	8	7	1	14%
TLRD *	4	11	(7)	-64%
Others	2	3	(1)	-33%

Telephone Directories (Publicom)	2	2	—	0%

TOTAL NET REVENUES	1.141	961	180	19%

*	Charges for the temination of calls of the cellular operators.

12

6- Consolidated Income Statement by Activities

     Nine-month period - FY 2004 (01/01/04 - 09/30/04)

      (In million of Argentine pesos )

	Activities				Variation vs 1H03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1.998	1.205	8	3.211	500	18%

Salaries and social security contributions	(363)	(64)	(7)	(434)	(71)	20%
Taxes	(106)	(109)	(1)	(216)	(27)	14%
Materials and supplies	(131)	(23)	(2)	(156)	(48)	44%
Allowance for doubtful accounts	8	(9)	—	(1)	18	-95
Settlement charges	(60)	—	—	(60)	(3)	5%
Interconnection cost	(101)	—	—	(101)	(1)	1%
Lease of lines and circuits	(25)	(2)	—	(27)	9	-25%
Service fees	(41)	(13)	(1)	(55)	20	-27%
Advertising	(19)	(43)	(2)	(64)	(48)	300%
Sales commissions	(14)	(108)	—	(122)	(54)	79%
Others	(130)	(363)	—	(493)	(260)	112%

Operating (Loss)/Profit before D&A	1.016	471	(5)	1.482	35	2%
Operating (Loss)/Profit before D&A Margin	51%	39%	63%	46%	(0)	-14%
Depreciation of fixed assets	(958)	(234)	(2)	(1.194)	148	-11%
Amortization of intangible assets	(46)	(33)	(1)	(80)	1	-1%

OPERATING RESULTS	12	204	(8)	208	184	767%

Interest on assets	37	18	1	56	95	-244%
Interest on liabilities	(522)	(156)	—	(678)	(1.246)	-219%

FINANCIAL AND HOLDING INCOME	(485)	(138)	1	(622)	(1.151)	-218%

DEBT RESTRUCTURING INCOME	—	—	—	—	(375)	-100%

OTHER INCOMES AND EXPENSES	(61)	(11)	(1)	(73)	65	-47%

INCOME FROM ORDINARY OPERATIONS	(530)	55	(9)	(484)	(1.276)	-161%

Taxes on income	—	(12)	3	(9)	(9)	—
Minority interest	—	2	—	2	15	-115%

NET (LOSS)/INCOME	(530)	45	(6)	(491)	(1.270)	-163%

Consolidated Income Statement by Activities

Nine-month period FY 2003 (01/01/03 - 09/30/03)

(In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	1.890	817	4	2.711

Salaries and social security contributions	(304)	(54)	(5)	(363)
Taxes	(112)	(77)	—	(189)
Materials and supplies	(83)	(23)	(2)	(108)
Allowance for doubtful accounts	(4)	(11)	(4)	(19)
Settlement charges	(57)	—	—	(57)
Interconnection cost	(100)	—	—	(100)
Lease of lines and circuits	(22)	(14)	—	(36)
Service fees	(65)	(9)	(1)	(75)
Advertising	(9)	(7)	—	(16)
Sales commissions	(17)	(51)	—	(68)
Others	(103)	(129)	(1)	(233)

Operating (Loss)/Profit before D&A	1.014	442	(9)	1.447
Operating (Loss)/Profit before D&A Margin	54%	54%	-225%	53%
Depreciation of fixed assets	(1.094)	(245)	(3)	(1.342)
Amortization of intangible assets	(47)	(34)	—	(81)

OPERATING RESULTS	(127)	163	(12)	24

Interest on assets	(19)	(30)	10	(39)
Interest on liabilities	342	224	2	568

FINANCIAL AND HOLDING INCOME	323	194	12	529

DEBT RESTRUCTURING INCOME	280	90	5	375

OTHER INCOMES AND EXPENSES	(88)	(40)	(10)	(138)

INCOME FROM ORDINARY OPERATIONS	388	407	(3)	792

Taxes on income	—	—	—	—
Minority interest	—	(13)	—	(13)

NET (LOSS)/INCOME	388	394	(3)	779

13

7- Consolidated Income Statement by Activities

     Three-month period FY 2004 (06/30/04 - 09/30/04)

     (In million of Argentine pesos )

	Activities				Variación vs 3Q03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	687	452	2	1.141	180	19%

Salaries and social security contributions	(123)	(23)	(2)	(148)	(13)	10%
Taxes	(36)	(39)	—	(75)	(11)	17%
Materials and supplies	(53)	(6)	—	(59)	(20)	51%
Allowance for doubtful accounts	2	(2)	1	1	7	-117%
Settlement charges	(21)	—	—	(21)	(1)	5%
Interconnection cost	(35)	—	—	(35)	5	-13%
Lease of lines and circuits	(9)	(1)	—	(10)	3	-23%
Service fees	(17)	(8)	—	(25)	(2)	9%
Advertising	(8)	(15)	(2)	(25)	(17)	213%
Sales commissions	(5)	(41)	—	(46)	(19)	70%
Others	(46)	(153)	—	(199)	(117)	143%

Operating (Loss)/Profit before D&A	336	164	(1)	499	(5)	-1%
Operating (Loss)/Profit before D&A Margin	-1%	-2%	4%	-1%	(1)	-103%
Depreciation of fixed assets	(315)	(80)	(1)	(396)	51	-11%
Amortization of intangible assets	(15)	(11)	(1)	(27)	(1)	4%

OPERATING RESULTS	6	73	(3)	76	45	145%

Interest on assets	68	10	—	78	6	8%
Interest on liabilities	(334)	(68)	—	(402)	160	-28%

FINANCIAL AND HOLDING INCOME	(266)	(58)	—	(324)	166	-34%

DEBT RESTRUCTURING INCOME	—	—	—	—	(1)	-100%

OTHER INCOMES AND EXPENSES	(23)	5	—	(18)	34	-65%

INCOME FROM ORDINARY OPERATIONS	(279)	20	(4)	(263)	245	-48%

Taxes on income	—	(3)	2	(1)	(1)	—
Minority interest	—	3	—	3	4	-400%

NET (LOSS)/INCOME	(279)	20	(2)	(261)	248	-49%

Consolidated Income Statement by Activities

Three-month period FY 2003 (06/30/03 - 09/30/03)

(In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	654	305	2	961

Salaries and social security contributions	(113)	(20)	(2)	(135)
Taxes	(38)	(26)	—	(64)
Materials and supplies	(29)	(9)	(1)	(39)
Allowance for doubtful accounts	1	(4)	(3)	(6)
Settlement charges	(20)	—	—	(20)
Interconnection cost	(40)	—	—	(40)
Lease of lines and circuits	(9)	(4)	—	(13)
Service fees	(20)	(3)	—	(23)
Advertising	(5)	(3)	—	(8)
Sales commissions	(5)	(22)	—	(27)
Others	(35)	(47)	—	(82)

Operating (Loss)/Profit before D&A	341	167	(4)	504
Operating (Loss)/Profit before D&A Margin	52%	55%	-200%	52%
Depreciation of fixed assets	(363)	(83)	(1)	(447)
Amortization of intangible assets	(15)	(11)	—	(26)

OPERATING RESULTS	(37)	73	(5)	31

Interest on assets	64	7	1	72
Interest on liabilities	(479)	(83)	—	(562)

FINANCIAL AND HOLDING INCOME	(415)	(76)	1	(490)

DEBT RESTRUCTURING INCOME	1	—	—	1

OTHER INCOMES AND EXPENSES	(43)	(10)	1	(52)

INCOME FROM ORDINARY OPERATIONS	(494)	(13)	(1)	(508)

Taxes on income	—	—	—	—
Minority interest	—	(1)	—	(1)

NET (LOSS)/INCOME	(494)	(14)	(1)	(509)

14

8- Ratios

	09/30/2004	12/31/2003
Liquidity	0,4	0,3
Consolidated Financial Indebtedness (*)	10,5	6,5
Total Consolidated Indebtedness	16,7	9,2
Return on equity (**)	(0,4)	2,0

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

9- Statistical Data

	FIXED TELEPHONY
	30-Sep-04			30-Sep-03
TELECOM	Acumul.	9m	3m	Acumul.	9m	3m
	(1)			(1)
Installed lines	3.800.672	587	-738	3.800.604	(1.860)	304
Lines in service (1)	3.749.964	94.105	49.342	3.622.749	32.465	44.192
Customer lines	3.453.026	91.685	43.765	3.327.514	33.562	42.444
Public telephony lines	83.286	3.159	1.875	79.446	(366)	86
Digitalization (%)	100	0	100	100	0	100
Fixed lines in service per 100 inhabitants (northern region)	19,9	0	0	19,4	0,0	0,2

(1)	Includes direct inward dialing numbers connected to digital trunk lines

15

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2004 .

(In millions of Argentine pesos)

10- Balance Sheet

	Sep-30 2004	Dec-31 2003
			Δ $	Δ %
Cash, equivalents and investments	3.126	2.028	1.098	54%
Trade receivables	337	317	20	6%
Other current assets	48	119	(71)	-60%

TOTAL CURRENT ASSETS	3.511	2.464	1.047	42%

Fixed & Intangible assets	6.331	6.552	(221)	-3%
Other non-current assets	210	980	(770)	-79%

TOTAL NON-CURRENT ASSETS	6.541	7.532	(991)	-13%

TOTAL ASSETS	10.052	9.996	56	1%

Accounts payable	263	243	20	8%
Loans	8.730	8.206	524	6%
Reserves	10	10	—	0%
Other current liabilities	157	166	(9)	-5%

TOTAL CURRENT LIABILITIES	9.160	8.625	535	6%

Compensation and social benefits payable	31	30	1	3%
Others liabilities	34	34	—	0%
Reserves	150	139	11	8%

TOTAL NON-CURRENT LIABILITIES	215	203	12	6%

TOTAL LIABILITIES	9.375	8.828	547	6%

Shareholders’ equity	677	1.168	(491)	-42%

TOTAL LIABILITIES AND EQUITY	10.052	9.996	56	1%

11- Income Statement

      Nine -Month Comparison

	30-Sep
	2004	2003	Δ $	Δ %
Net revenues	2.105	1.975	130	7%
Cost of services provided	(1.445)	(1.486)	41	3%

GROSS PROFIT	660	489	171	35%

Administrative expenses	(111)	(101)	(10)	-10%
Selling expenses	(429)	(431)	2	0%

OPERATING (LOSS)/PROFIT	120	(43)	163	379%

Equity income from related companies	(70)	298	(368)	-123%
Net financial & holding results	(483)	329	(812)	-247%
Debt Restructuring Results	—	280	(280)	-100%
Other incomes & expenses	(58)	(85)	27	32%

RESULTS FROM ORDINARY OPERATIONS	(491)	779	(1.270)	-163%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(491)	779	(1.270)	-163%

Operating (Loss)/Profit before D&A	1.124	1.098	26	2%

As a % of Net Revenues	53%	56%

Income Statement
Three -Month Comparison

	30-Sep
	2004	2003	Δ $	Δ %
Net revenues	727	683	44	6%
Cost of services provided	(496)	(527)	31	6%

GROSS PROFIT	231	156	75	48%

Administrative expenses	(40)	(18)	(22)	-122%
Selling expenses	(145)	(144)	(1)	-1%

OPERATING (LOSS)/PROFIT	46	(6)	52	867%

Equity income from related companies	(20)	(49)	29	59%
Net financial & holding results	(265)	(414)	149	36%
Debt Restructuring Results	—	1	(1)	-100%
Other incomes & expenses	(22)	(41)	19	46%

RESULTS FROM ORDINARY OPERATIONS	(261)	(509)	248	49%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(261)	(509)	248	-49%

Operating (Loss)/Profit before D&A	376	372	4	1%

As a % of Net Revenues	52%	54%

16

TELECOM PERSONAL S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2004 .

(In millions of Argentine pesos)

12- Balance Sheet

	Sep-30 2004	Dec-31 2003	Δ $	Δ %
Cash, equivalents and investments	516	452	64	14%
Trade receivables	218	173	45	26%
Other current assets	136	41	95	232%

TOTAL CURRENT ASSETS	870	666	204	31%

Trade receivables	95	77	18	23%
Fixed & Intangible assets	1.898	1.942	(44)	-2%
Other non-current assets	65	68	(3)	-4%

TOTAL NON-CURRENT ASSETS	2.058	2.087	(29)	-1%

TOTAL ASSETS	2.928	2.753	175	6%

Accounts payable	255	212	43	20%
Loans	1.905	1.681	224	13%
Reserves	14	3	11	367%
Other current liabilities	43	49	(6)	-12%

TOTAL CURRENT LIABILITIES	2.217	1.945	272	14%

Reserves	69	64	5	8%
Loans	—	59	(59)	-100%
Other non-current liabilities	4	4	—	0%

TOTAL NON-CURRENT LIABILITIES	73	127	(54)	-43%

TOTAL LIABILITIES	2.290	2.072	218	11%

Temporary differences from transaltion	23	21	2	10%
Shareholders’ equity	615	660	(45)	-7%

TOTAL LIABILITIES AND EQUITY	2.928	2.753	175	6%

13- Income Statement

      Six - Month Comparison

	30-Sep
	2004	2003	Δ $	Δ %
Net revenues	1.094	714	380	53%
Cost of services provided	(723)	(449)	(274)	-61%

GROSS PROFIT	371	265	106	40%

Administrative expenses	(52)	(61)	9	15%
Selling expenses	(218)	(124)	(94)	-76%

OPERATING (LOSS)/PROFIT	101	80	21	26%

Equity income from related companies	(5)	27	(32)	-119%
Financial & holding results	(130)	162	(292)	180%
Debt Restructuring Results	—	90	(90)	-100%
Other incomes & expenses	(11)	(40)	29	73%

RESULTS FROM ORDINARY OPERATIONS	(45)	319	(364)	-114%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(45)	319	(364)	-114%

Operating (Loss)/Profit before D&A	306	301	5	2%

As a % of Net Revenues	28%	42%

Income Statement
Three -Month Comparison

	Sep-30
	2004	2003	Δ $	Δ %
Net revenues	419	266	153	58%
Cost of services provided	(285)	(156)	(129)	-83%

GROSS PROFIT	134	110	24	22%

Administrative expenses	(13)	(21)	8	38%
Selling expenses	(84)	(46)	(38)	-83%

OPERATING (LOSS)/PROFIT	37	43	(6)	-14%

Equity income from related companies	(6)	3	(9)	-300%
Financial & holding results	(50)	(77)	27	35%
Other incomes & expenses	5	(11)	16	145%

RESULTS FROM ORDINARY OPERATIONS	(14)	(42)	28	67%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(14)	(42)	28	-67%

Operating (Loss)/Profit before D&A	106	114	(8)	-7%

As a % of Net Revenues	25%	43%

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 12, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director